Exhibit 99.1

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No securities may be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer, management, as well as financial statements. No public offer of securities is to be made by the Company in the United States.

Xinyuan Real Estate Co., Ltd.

(Incorporated in the Cayman Islands with Limited Liability)

Result of Consent Solicitation in respect of

(i) 13.25% Senior Notes Due 2018, and

(ii) 13% Senior Notes Due 2019

Announcement

Hong Kong – February 3, 2016 – Reference is made to the announcement of Xinyuan Real Estate Co., Ltd. (the “Company”) (NYSE: XIN) dated January 19, 2016 in relation to the solicitation of consents (the “Consent Solicitation”) described below. As indicated in the consent solicitation statement dated January 19, 2016, the consent solicitation period expired at 5:00 p.m., Central European Time, on February 2, 2016.

The Company announces that it has received the requisite number of consents (the “Requisite Consents”) necessary for certain proposed amendments (the “Proposed Amendments”) to:

•	the Indenture, dated as of May 3, 2013 (as supplemented or amended to the date hereof, the “2018 Notes Indenture”), by and between the Company, the Subsidiary Guarantors (as defined therein) and Citicorp International Limited, as trustee and as shared security agent (the “Shared Security Agent”), governing its 13.25% Senior Notes Due 2018 (Common Code 092214109, ISIN No. XS0922141097) (the “2018 Notes”); and

•	the Indenture, dated as of December 6, 2013 (as supplemented or amended to the date hereof, the “2019 Notes Indenture” and, together with the 2018 Notes Indenture, the “Indentures”), by and between the Company, the Subsidiary Guarantors (as defined therein) and Citicorp International Limited, as trustee, and the Shared Security Agent, governing its 13% Senior Notes Due 2019 (Common Code 099896493, ISIN No. XS0998964935) (the “2019 Notes” and, together with the 2018 Notes, the “Notes”).

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Indentures.

As the Requisite Consents have been obtained, the Company and the Subsidiary Guarantors intend to execute an indenture supplement with the relevant trustee and the Shared Security Agent as soon as practicable to give effect to the Proposed Amendments.

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this press release comes are required to inform themselves about, and to observe, any such restrictions.

ABOUT THE COMPANY

The Company is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, the Company develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi’an, Suzhou, among others. The Company was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. The Company aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

FORWARD-LOOKING INFORMATION

Forward-looking statements in this announcement, including those statements relating to the Consent Solicitation, such as the payment of the consent fee and the execution of the indenture supplements, are based on current expectations. These statements are not guarantees of future events or results. Future events and results involve some risks, uncertainties and assumptions that are difficult to predict. Actual events and results could vary materially from the description contained herein due to many factors including changes in the market and price for the Notes; changes in the business and financial condition of the Company and its subsidiaries; changes in the debt markets in general; and the occurrence of events specified in the Consent Solicitation that would trigger a condition permitting termination or amendment of the Consent Solicitation.

On behalf of the Board
Xinyuan Real Estate Co., Ltd.
Zhang Yong
Chairman

February 3, 2016

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